Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES SECOND QUARTER 2024 RESULTS

SPRING, Texas – August 1, 2024...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the second quarter ended June 30, 2024.

- *Generated $291 million net cash provided by operating activities, $608 million net loss, $113 million adjusted net income (non-GAAP), and adjusted EBITDA (non-GAAP) of $413 million*
- *Reported total net production of 379 Bcfe, or 4.2 Bcfe per day, including 3.6 Bcf per day of gas and 101 MBbls per day of liquids*
- *Invested $430 million of capital and placed 22 wells to sales, including 19 in Appalachia and 3 in Haynesville*
- *Proactively adjusting activity in response to commodity prices while optimizing productive capacity within annual cash flow*

Financial Results	For the three months ended June 30,		For the six months ended June 30,	
(in millions)	**2024**	2023	**2024**	2023
Net income (loss)	**$ (608)**	$ 231	**$ (2,143)**	$ 2,170
Adjusted net income (non-GAAP)	**$ 113**	$ 95	**$ 244**	$ 441
Diluted earnings (loss) per share	**$ (0.55)**	$ 0.21	**$ (1.94)**	$ 1.97
Adjusted diluted earnings per share (non-GAAP)	**$ 0.10**	$ 0.09	**$ 0.22**	$ 0.40
Adjusted EBITDA (non-GAAP)	**$ 413**	$ 484	**$ 885**	$ 1,283
Net cash provided by operating activities	**$ 291**	$ 425	**$ 787**	$ 1,562
Net cash flow (non-GAAP)	**$ 378**	$ 453	**$ 817**	$ 1,217
Total capital investments (1)	**$ 430**	$ 595	**$ 968**	$ 1,260
Free cash flow (deficit) (non-GAAP)	**$ (52)**	$ (142)	**$ (151)**	$ (43)

(1) Capital investments include decreases of $31 million and $22 million for the three months ended June 30, 2024 and 2023, respectively, and decreases of $17 million and $28 million for the six months ended June 30, 2024 and 2023, respectively, relating to the change in capital accruals between periods.

For the quarter ended June 30, 2024, Southwestern Energy recorded a net loss of $608 million, or ($0.55) per diluted share. Adjusting for the impact of the Company's full cost ceiling test impairment and other one-time items, adjusted net income (non-GAAP) was $113 million, or $0.10 per diluted share, and adjusted EBITDA (non-GAAP) was $413 million. Net cash provided by operating activities was $291 million, net cash flow (non-GAAP) was $378 million and total capital investments were $430 million.

As of June 30, 2024, Southwestern Energy had total debt of $4.2 billion and net debt to adjusted EBITDA (non-GAAP) of 2.1x. At the end of the quarter, the Company had $445 million of borrowings under its revolving credit facility and no outstanding letters of credit.

As indicated in the table below, second quarter 2024 weighted average realized price was $1.70 per Mcfe, excluding the impact of derivatives and net of $0.29 per Mcfe of transportation expenses. Including derivatives, weighted average realized price for the

second quarter was up from $2.33 per Mcfe in 2023 to $2.35 per Mcfe in 2024 primarily due to an increase in liquids prices.

Realized Prices *(includes transportation costs)*	For the three months ended June 30,		For the six months ended June 30,	
	2024	2023	**2024**	2023
Natural Gas Price:				
NYMEX Henry Hub price *($/MMBtu)* [1]	$ **1.89**	$ 2.10	$ **2.07**	$ 2.76
Discount to NYMEX [2]	**(0.67)**	(0.63)	**(0.58)**	(0.43)
Average realized gas price, excluding derivatives *($/Mcf)*	$ **1.22**	$ 1.47	$ **1.49**	$ 2.33
Loss on settled financial basis derivatives *($/Mcf)*	**(0.02)**	(0.02)	**(0.02)**	(0.05)
Gain on settled commodity derivatives *($/Mcf)*	**0.80**	0.57	**0.65**	0.17
Average realized gas price, including derivatives *($/Mcf)*	$ **2.00**	$ 2.02	$ **2.12**	$ 2.45
Oil Price:				
WTI oil price *($/Bbl)* [3]	$ **80.57**	$ 73.78	$ **78.76**	$ 74.96
Discount to WTI [4]	**(10.43)**	(10.58)	**(10.63)**	(10.41)
Average realized oil price, excluding derivatives *($/Bbl)*	$ **70.14**	$ 63.20	$ **68.13**	$ 64.55
Average realized oil price, including derivatives *($/Bbl)*	$ **66.67**	$ 56.82	$ **64.90**	$ 57.49
NGL Price:				
Average realized NGL price, excluding derivatives *($/Bbl)*	$ **20.06**	$ 18.63	$ **21.89**	$ 21.51
Average realized NGL price, including derivatives *($/Bbl)*	$ **20.41**	$ 20.85	$ **22.01**	$ 22.71
Percentage of WTI, excluding derivatives	**25%**	25%	**28 %**	29 %
Total Weighted Average Realized Price:				
Excluding derivatives *($/Mcfe)*	$ **1.70**	$ 1.84	$ **1.94**	$ 2.65
Including derivatives *($/Mcfe)*	$ **2.35**	$ 2.33	$ **2.48**	$ 2.75

(1) Based on last day settlement prices from monthly futures contracts.

(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

(3) Based on the average daily settlement price of the nearby month futures contract over the period.

(4) This discount primarily includes location and quality adjustments.

Operational Results

Total net production for the quarter ended June 30, 2024 was 379 Bcfe, of which 85% was natural gas, 13% NGLs and 2% oil. Capital investments totaled $430 million for the second quarter of 2024 with 30 wells drilled, 23 wells completed and 22 wells placed to sales.

Production	For the three months ended June 30,		For the six months ended June 30,	
	2024	2023	**2024**	2023
Natural gas production *(Bcf)*	**324**	365	**649**	718
Oil production *(MBbls)*	**1,261**	1,441	**2,492**	2,859
NGL production *(MBbls)*	**7,908**	8,247	**15,169**	16,487
Total production *(Bcfe)*	**379**	423	**755**	834
Average unit costs per Mcfe				
Lease operating expenses [1]	$ **1.08**	$ 1.00	$ **1.10**	$ 1.03
General & administrative expenses [2]	$ **0.11**	$ 0.09	$ **0.12**	$ 0.09
Taxes, other than income taxes	$ **0.11**	$ 0.14	$ **0.12**	$ 0.15
Full cost pool amortization	$ **0.58**	$ 0.77	$ **0.63**	$ 0.76

(1) Includes post-production costs such as gathering, processing, fractionation and compression.

(2) Excludes $10 million and $19 million in merger-related expenses for the three and six months ended June 30, 2024, respectively.

Appalachia – In the second quarter, total production was 247 Bcfe, with NGL production of 87 MBbls per day and oil production of 14 MBbls per day. The Company drilled 16 wells, completed 15 wells and placed 19 wells to sales with an average lateral length of 16,596 feet and average well cost of $922 per lateral foot.

Haynesville – In the second quarter, total production was 132 Bcf. There were 14 wells drilled, 8 wells completed and 3 wells placed to sales in the quarter with an average lateral length of 8,348 feet and average well cost of $1,788 per lateral foot.

E&P Division Results	For the three months ended June 30, 2024		For the six months ended June 30, 2024	
	Appalachia	Haynesville	Appalachia	Haynesville
Natural gas production *(Bcf)*	192	132	379	270
Liquids production				
Oil *(MBbls)*	1,256	5	2,482	10
NGL *(MBbls)*	7,908	—	15,168	1
Production *(Bcfe)*	247	132	485	270
Capital investments *(in millions)*				
Drilling and completions, including workovers	$ 163	$ 188	$ 361	$ 420
Land acquisition and other	22	1	68	2
Capitalized interest and expense	31	17	66	37
Total capital investments	$ 216	$ 206	$ 495	$ 459
Gross operated well activity summary				
Drilled	16	14	31	28
Completed	15	8	30	20
Wells to sales	19	3	25	15
Total weighted average realized price per Mcfe, excluding derivatives	$ 1.71	$ 1.66	$ 2.02	$ 1.81

Wells to sales summary	For the three months ended June 30, 2024	
	Gross wells to sales	Average lateral length
Appalachia		
Super Rich Marcellus	6	16,426
Rich Marcellus	4	14,241
Dry Gas Utica [1]	6	20,184
Dry Gas Marcellus	3	12,898
Haynesville	3	8,348
Total	22	

(1) Ohio Utica

Guidance

Due to the pending merger with Chesapeake Energy Corporation ("Chesapeake"), Southwestern Energy has discontinued providing guidance. Accordingly, investors are cautioned not to rely on historical forward-looking statements as those forward-looking statements were the estimates of management only as of the date provided and were subject to the specific risks and uncertainties that accompanied such forward-looking statements.

Conference Call

Due to the pending merger with Chesapeake, Southwestern Energy will not host a conference call or webcast to discuss second quarter 2024 results.

About Southwestern Energy

Southwestern Energy Company (NYSE: SWN) is a leading U.S. producer and marketer of natural gas and natural gas liquids focused on responsibly developing large-scale energy assets in the nation's most prolific shale gas basins. The Company's returns-driven strategy strives to create sustainable value for its stakeholders by leveraging its scale, financial strength and operational execution. For additional information, please visit www.swn.com and www.swncrreport.com.

Investor Contact

Brittany Raiford
Vice President, Investor Relations
(832) 796-7906
brittany_raiford@swn.com

Forward Looking Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements are based on current expectations. The words "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "model," "target", "seek", "strive," "would," "approximate," and similar words are intended to identify forward-looking statements. Statements may be forward looking even in the absence of these particular words.

Examples of forward-looking statements include, but are not limited to, the expectations of plans, business strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop reserves, drilling plans and programs (including the number of rigs and frac crews to be used), estimated reserves and inventory duration, projected production and sales volume and growth rates, projected commodity prices, basis and average differential, impact of commodity prices on our business, projected average well costs, generation of free cash flow, our return of capital strategy, including the amount and timing of any redemptions, repayments or repurchases of our common stock, outstanding debt securities or other debt instruments, leverage targets, our ability to maintain or improve our credit ratings, leverage levels and financial profile, our hedging strategy, our environmental, social and governance (ESG) initiatives and our ability to achieve anticipated results of such initiatives, expected benefits from acquisitions, potential acquisitions and strategic transactions, the timing thereof and our ability to achieve the intended operational, financial and strategic benefits of any such transactions or other initiatives and statements regarding the proposed transaction between Southwestern Energy and Chesapeake, the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including an expected accretion to earnings and free cash flow and dividend payments. These forward-looking statements are based on management's current beliefs, based on currently available information, as to the outcome and timing of future events. All forward-looking statements speak only as of the date of this news release. The estimates and assumptions upon which forward-looking statements are based are inherently uncertain and involve a number of risks that are beyond our control. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein.

Factors that could cause our actual results to differ materially from those indicated in any forward-looking statement are subject to all of the risks and uncertainties incident to the exploration for and the development, production, gathering and sale of natural gas, NGLs and oil, most of which are difficult to predict and many of which are beyond our control, as well as all of the risks and uncertainties associated with the proposed transaction between the Company and Chesapeake. These risks include, but are not limited to, commodity price volatility, inflation, the costs and results of drilling and operations, lack of availability of drilling and production equipment and services, the ability to add proved reserves in the future, environmental risks, drilling and other operating risks, legislative and regulatory changes, the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, the quality of technical data, cash flow and access to capital, the timing of development expenditures, a change in our credit rating, an increase in interest rates, our ability to increase commitments under our revolving credit facility, our hedging and other financial contracts, our ability to maintain leases that may expire if production is not established or profitably maintained, our ability to transport our production to the most favorable markets or at all, any increase in severance or similar taxes, the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our

5

industry generally, the effects of weather or power outages, increased competition, the financial impact of accounting regulations and critical accounting policies, the comparative cost of alternative fuels, credit risk relating to the risk of loss as a result of non-performance by our counterparties, including as a result of financial or banking failures, impacts of world health events, cybersecurity risks, geopolitical and business conditions in key regions of the world, our ability to realize the expected benefits from acquisitions, divestitures, and strategic transactions, our ability to achieve our GHG emission reduction goals and the costs associated therewith, the risk that the Company's and Chesapeake's businesses will not be integrated successfully, the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected, the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect, the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction, the risk the parties do not receive regulatory approval of the proposed transaction, the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement, the risk that changes in Chesapeake's capital structure and governance could have adverse effects on the market value of its securities, the ability of the Company and Chesapeake to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Company's and Chesapeake's operating results and business generally, the risk the proposed transaction could distract management from ongoing business operations or cause the Company and/or Chesapeake to incur substantial costs, the risk of any litigation relating to the proposed transaction, the risk that Chesapeake may be unable to reduce expenses or access financing or liquidity, and any other factors described or referenced under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under Item 1A. "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2023.

We have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as required by applicable law. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Important Additional Information Regarding the Transaction Has Been Filed with the SEC and Where to Find It
In connection with the proposed transaction between Southwestern and Chesapeake, Chesapeake filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC that also constitutes a prospectus of Chesapeake common stock. The Registration Statement was declared effective on May 17, 2024, at which time Chesapeake filed a final prospectus and Southwestern filed a definitive proxy statement. Chesapeake and Southwestern commenced mailing of the definitive joint proxy statement/prospectus (the "joint proxy statement/prospectus") to their respective shareholders on or about May 17, 2024. Each party may also file other relevant documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or for any other document that

Southwestern or Chesapeake has filed or may file in the future with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY SOUTHWESTERN AND CHESAPEAKE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHWESTERN AND CHESAPEAKE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Southwestern and Chesapeake with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Southwestern, including the joint proxy statement/prospectus, will be available free of charge from Southwestern's website at www.swn.com under the "Investors" tab. Copies of documents filed with the SEC by Chesapeake, including the joint proxy statement/ prospectus, will be available free of charge from Chesapeake's website at https://investors.chk.com/.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

###

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,	
(in millions, except share/per share amounts)	**2024**	2023	**2024**	2023
Operating Revenues:				
Gas sales	**$ 411**	$ 551	**$ 995**	$ 1,696
Oil sales	**90**	92	**172**	187
NGL sales	**158**	153	**332**	354
Marketing	**424**	475	**1,003**	1,154
Other	**—**	(2)	**(2)**	(4)
	1,083	1,269	**2,500**	3,387
Operating Costs and Expenses:				
Marketing purchases	**433**	481	**1,021**	1,148
Operating expenses	**403**	418	**820**	836
General and administrative expenses	**45**	41	**101**	87
Merger-related expenses	**10**	—	**19**	—
Depreciation, depletion and amortization	**226**	328	**488**	641
Impairments	**631**	—	**2,724**	—
Taxes, other than income taxes	**44**	58	**93**	126
	1,792	1,326	**5,266**	2,838
Operating Income (Loss)	**(709)**	(57)	**(2,766)**	549
Interest Expense:				
Interest on debt	**61**	60	**120**	123
Other interest charges	**2**	3	**5**	6
Interest capitalized	**(26)**	(29)	**(53)**	(59)
	37	34	**72**	70
Gain (Loss) on Derivatives	**(35)**	317	**91**	1,718
Loss on Early Extinguishment of Debt	**—**	—	**—**	(19)
Other Loss, Net	**(3)**	—	**(2)**	(1)
Income (Loss) Before Income Taxes	**(784)**	226	**(2,749)**	2,177
Provision (Benefit) for Income Taxes:				
Current	**—**	—	**—**	—
Deferred	**(176)**	(5)	**(606)**	7
	(176)	(5)	**(606)**	7
Net Income (Loss)	**$ (608)**	$ 231	**$ (2,143)**	$ 2,170
Earnings (Loss) Per Common Share				
Basic	**$ (0.55)**	$ 0.21	**$ (1.94)**	$ 1.97
Diluted	**$ (0.55)**	$ 0.21	**$ (1.94)**	$ 1.97
Weighted Average Common Shares Outstanding:				
Basic	**1,102,737,261**	1,101,167,082	**1,102,281,059**	1,100,725,127
Diluted	**1,102,737,261**	1,102,724,782	**1,102,281,059**	1,102,487,313

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2024	December 31, 2023
ASSETS	*(in millions)*	
Current assets:		
Cash and cash equivalents	$ 15	$ 21
Accounts receivable, net	544	680
Derivative assets	363	614
Other current assets	89	100
Total current assets	1,011	1,415
Natural gas and oil properties, using the full cost method	38,737	37,772
Other	578	566
Less: Accumulated depreciation, depletion and amortization	(31,645)	(28,425)
Total property and equipment, net	7,670	9,913
Operating lease assets	136	154
Long-term derivative assets	80	175
Deferred tax assets	849	238
Other long-term assets	104	96
Total long-term assets	1,169	663
TOTAL ASSETS	$ 9,850	$ 11,991
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 389	$ —
Accounts payable	1,170	1,384
Taxes payable	125	128
Interest payable	77	77
Derivative liabilities	89	79
Current operating lease liabilities	42	44
Other current liabilities	30	17
Total current liabilities	1,922	1,729
Long-term debt	3,784	3,947
Long-term operating lease liabilities	93	107
Long-term derivative liabilities	59	100
Other long-term liabilities	227	220
Total long-term liabilities	4,163	4,374
Commitments and contingencies		
Equity:		
Common stock, $0.01 par value; 2,500,000,000 shares authorized; issued 1,164,596,399 shares as of June 30, 2024 and 1,163,077,745 shares as of December 31, 2023	12	12
Additional paid-in capital	7,206	7,188
Accumulated deficit	(3,125)	(982)
Accumulated other comprehensive loss	(1)	(3)
Common stock in treasury, 61,614,693 shares as of June 30, 2024 and December 31, 2023	(327)	(327)
Total equity	3,765	5,888
TOTAL LIABILITIES AND EQUITY	$ 9,850	$ 11,991

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the six months ended June 30,	
(in millions)	**2024**	2023
Cash Flows From Operating Activities:		
Net income (loss)	$ (2,143)	$ 2,170
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation, depletion and amortization	488	641
Amortization of debt issuance costs	4	4
Impairments	2,724	—
Deferred income taxes	(606)	7
(Gain) loss on derivatives, unsettled	315	(1,631)
Stock-based compensation	12	5
Loss on early extinguishment of debt	—	19
Other	4	2
Change in assets and liabilities:		
Accounts receivable	136	803
Accounts payable	(139)	(363)
Taxes payable	(3)	(20)
Interest payable	—	(5)
Inventories	(1)	(25)
Other assets and liabilities	(4)	(45)
Net cash provided by operating activities	787	1,562
Cash Flows From Investing Activities:		
Capital investments	(980)	(1,286)
Proceeds from sale of property and equipment	4	123
Net cash used in investing activities	(976)	(1,163)
Cash Flows From Financing Activities:		
Payments on long-term debt	—	(437)
Payments on revolving credit facility	(1,513)	(1,946)
Borrowings under revolving credit facility	1,738	2,006
Change in bank drafts outstanding	(37)	(43)
Cash paid for tax withholding	(5)	(4)
Net cash provided by (used in) financing activities	183	(424)
Decrease in cash and cash equivalents	(6)	(25)
Cash and cash equivalents at beginning of year	21	50
Cash and cash equivalents at end of period	$ 15	$ 25

Hedging Summary

A detailed breakdown of derivative financial instruments and financial basis positions as of June 30, 2024, including the remainder of 2024 and excluding those positions that settled in the first and second quarters, is shown below. Please refer to the Company's quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

| | Volume | Weighted Average Price per MMBtu | | | |
| | | Swaps | Sold Puts | Purchased Puts | Sold Calls |
	(Bcf)				
Natural gas					
2024					
Fixed price swaps	267	$ 3.60	$ —	$ —	$ —
Two-way costless collars	22	—	—	3.07	3.53
Three-way costless collars	42	—	2.50	3.25	4.24
Total	331				
2025					
Fixed price swaps	110	$ 3.58	$ —	$ —	$ —
Two-way costless collars	73	—	—	3.50	5.40
Three-way costless collars	161	—	2.59	3.66	5.88
Total	344				

| Call Options – Natural Gas (Net) | Volume | Weighted Average Strike Price |
	(Bcf)	($/MMBtu)
2024	37	$ 6.00
2025	73	$ 7.00
2026	73	$ 7.00
Total	183	

| *Natural gas financial basis positions* | Volume | Basis Differential |
	(Bcf)	($/MMBtu)
2024		
Dominion South	23	$ (0.71)
TCO	18	$ (0.74)
TETCO M3	19	$ (0.70)
Total	60	$ (0.71)
2025		
Dominion South	9	$ (0.64)

| | Volume | Weighted Average Price per Bbl | | | |
		Swaps	Sold Puts	Purchased Puts	Sold Calls
	(MBbls)				
Oil					
2024					
Fixed price swaps	580	$ 71.50	$ —	$ —	$ —
Two-way costless collars	184	—	—	70.00	88.56
Three-way costless collars	534	—	56.72	66.72	88.26
Total	1,298				
2025					
Fixed price swaps	41	$ 77.66	$ —	$ —	$ —
Three-way costless collars	1,324	—	58.96	68.96	92.73
Total	1,365				
2026					
Three-way costless collars	225	$ —	$ 60.00	$ 70.00	$ 83.32
Ethane					
2024					
Fixed price swaps	4,085	$ 9.77	$ —	$ —	$ —
2025					
Fixed price swaps	3,650	$ 10.36	$ —	$ —	$ —
Propane					
2024					
Fixed price swaps	3,119	$ 31.25	$ —	$ —	$ —
2025					
Fixed price swaps	2,071	$ 30.73	$ —	$ —	$ —
Normal Butane					
2024					
Fixed price swaps	718	$ 39.42	$ —	$ —	$ —
2025					
Fixed price swaps	548	$ 35.28	$ —	$ —	$ —
Natural Gasoline					
2024					
Fixed price swaps	810	$ 61.45	$ —	$ —	$ —
2025					
Fixed price swaps	821	$ 56.89	$ —	$ —	$ —

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of the Company's peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are free cash flow, net debt, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA and net debt to adjusted EBITDA, all of which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	**2024**	2023
Adjusted net income:		*(in millions)*		
Net income (loss)	**$ (608)**	$ 231	**$ (2,143)**	$ 2,170
Add back (deduct):				
Merger-related expenses	**10**	—	**19**	—
Impairments	**631**	—	**2,724**	—
(Gain) loss on unsettled derivatives [1]	**285**	(107)	**315**	(1,631)
Loss on early extinguishment of debt	**—**	—	**—**	19
Other [2]	**3**	4	**5**	7
Adjustments due to discrete tax items [3]	**—**	(57)	**9**	(494)
Tax impact on adjustments	**(208)**	24	**(685)**	370
Adjusted net income	**$ 113**	$ 95	**$ 244**	$ 441

(1) Includes $1 million and $2 million of non-performance risk adjustment to derivative activities for the three and six months ended June 30, 2024, and ($4) million of non-performance risk adjustment to derivative activities for the six months ended June 30, 2023, respectively.

(2) Includes $1 million and $2 million of development costs for our enterprise resource technology for the three and six months ended June 30, 2024, respectively, and $4 million and $5 million of development costs for our enterprise resource technology for the three and six months ended June 30, 2023, respectively.

(3) The Company's 2024 income tax rate is 22.4%.

Adjusted diluted earnings per share:	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	**2024**	2023
Diluted earnings (loss) per share	**$ (0.55)**	$ 0.21	**$ (1.94)**	$ 1.97
Add back (deduct):				
Merger-related expenses	**0.01**	—	**0.02**	—
Impairments	**0.57**	—	**2.46**	—
(Gain) loss on unsettled derivatives [1]	**0.26**	(0.10)	**0.29**	(1.48)
Loss on early extinguishment of debt	—	—	—	0.02
Other [2]	**0.00**	0.00	**0.00**	0.00
Adjustments due to discrete tax items [3]	—	(0.05)	**0.01**	(0.45)
Tax impact on adjustments	**(0.19)**	0.03	**(0.62)**	0.34
Adjusted diluted earnings per share	**$ 0.10**	$ 0.09	**$ 0.22**	$ 0.40

(1) Includes $1 million and $2 million of non-performance risk adjustment to derivative activities for the three and six months ended June 30, 2024, and ($4) million of non-performance risk adjustment to derivative activities for the six months ended June 30, 2023, respectively.

(2) Includes $1 million and $2 million of development costs for our enterprise resource technology for the three and six months ended June 30, 2024, respectively, and $4 million and $5 million of development costs for our enterprise resource technology for the three and six months ended June 30, 2023, respectively.

(3) The Company's 2024 income tax rate is 22.4%.

Net cash flow:	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	**2024**	2023
	(in millions)			
Net cash provided by operating activities	**$ 291**	$ 425	**$ 787**	$ 1,562
Add back (deduct):				
Changes in operating assets and liabilities	**77**	28	**11**	(345)
Merger-related expenses	**10**	—	**19**	—
Net cash flow	**$ 378**	$ 453	**$ 817**	$ 1,217

Free cash flow (deficit):	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	**2024**	2023
	(in millions)			
Net cash flow	**$ 378**	$ 453	**$ 817**	$ 1,217
Subtract:				
Total capital investments	**(430)**	(595)	**(968)**	(1,260)
Free cash flow (deficit)	**$ (52)**	$ (142)	**$ (151)**	$ (43)

Adjusted EBITDA:	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	**2024**	2023
	(in millions)			
Net income (loss)	**$ (608)**	$ 231	**$ (2,143)**	$ 2,170
Add back (deduct):				
Interest expense	**37**	34	**72**	70
Income tax expense (benefit)	**(176)**	(5)	**(606)**	7
Depreciation, depletion and amortization	**226**	328	**488**	641
Merger-related expenses	**10**	—	**19**	—
Impairments	**631**	—	**2,724**	—
(Gain) loss on unsettled derivatives [1]	**285**	(107)	**315**	(1,631)
Loss on early extinguishment of debt	**—**	—	**—**	19
Other	**3**	(1)	**4**	2
Stock-based compensation expense	**5**	4	**12**	5
Adjusted EBITDA	**$ 413**	$ 484	**$ 885**	$ 1,283

(1) Includes $1 million and $2 million of non-performance risk adjustment to derivative activities for the three and six months ended June 30, 2024, and ($4) million of non-performance risk adjustment to derivative activities for the six months ended June 30, 2023, respectively.

Adjusted EBITDA:	12 Months Ended June 30, 2024
	(in millions)
Net income	$ (2,756)
Add back (deduct):	
Interest expense	144
Income tax expense	(870)
Depreciation, depletion and amortization	1,154
Merger-related expenses	19
Impairments	4,434
Gain on unsettled derivatives [1]	(142)
Stock-based compensation expense	16
Other	10
Adjusted EBITDA	$ 2,009

(1) Includes $1 million of non-performance risk adjustment for the twelve months ended June 30, 2024.

Net debt:	June 30, 2024
	(in millions)
Total debt [1]	$ 4,188
Subtract:	
Cash and cash equivalents	(15)
Net debt	$ 4,173

(1) Does not include $15 million of unamortized debt premium/discount and issuance expense.

Net debt to Adjusted EBITDA:	June 30, 2024
	(in millions)
Net debt	$ 4,173
Adjusted EBITDA	$ 2,009
Net debt to Adjusted EBITDA	2.1x